VF 3-1-03



03002771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
FEB 20 2003
WASH. D.C.
181
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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**AH 2/25/2003

SEC FILE NUMBER
8-25728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-26-2001 (MM/DD/YY) AND ENDING 12-26-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS DISCOUNT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

316 Main Street
(No. and Street)

Poughkeepsie (City) NY (State) 12601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
~~Janice Callot~~ 845-471-8080
~~Janice Callot~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vangor Cornell
(Name – *if individual, state last, first, middle name*)

4295 Albany Post Rd. Ste. #2 Hyde Park NY 12538
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4 Rs

OATH OR AFFIRMATION

I, Janice Callot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Discount Corp., as of December 26, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SALLY A. MILLO-CHAMBERLAIN
Notary Public, State Of New York
No. 4984933
Qualified In Dutchess County
Commission Expires Aug. 5, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS DISCOUNT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 26, 2002

CORNELL S. VANGOR, CPA, PC

Certified Public Accountant

INVESTORS DISCOUNT CORP.

DECEMBER 26, 2002

Table of Contents

CORNELL S. VANGOR, CPA, PC
Certified Public Accountant



CORNELL S. VANGOR, CPA, PC

Certified Public Accountant
4295 Albany Post Rd. Ste. #2
Hyde Park, NY 12538

(845) 229-0035
Fax: (845) 229-0067

February 5, 2003

Stockholders
Investors Discount Corp.
Poughkeepsie, New York 12601

Gentlemen/Madam:

I have audited the accompanying balance sheet of Investors Discount Corp. as of December 26, 2002 and December 26, 2001 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America.Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Investors Discount Corp. as of December 26, 2002 and December 26, 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, in the United States of America.

My audit also comprehended the following supplemental schedule of the Company as of December 26, 2002 and December 26, 2001

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.

In my opinion, such supplemental schedule, when considered in relation to the basic financial statements, presents fairly, in all material respects, the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Respectfully submitted,



Cornell S. Vangor, CPA

INVESTORS DISCOUNT CORP

Comparative Balance Sheets

	Year Ended Dec. 26,2002	Dec. 26,2001
ASSETS		
Current Assets:		
Cash in Bank (Note 8)	$318,602	$ 287,238
Accounts Receivable-US Clearing	16,019	29,119
Total Current Assets	334,621	316,357
Property and Equipment: (Note 1)		
Furniture and Fixtures	55,296	55,296
Less: Accumulated Depreciation	49,370	46,301
Net Book Value	5,926	8,995
Other Assets:		
Good Faith Deposit	50,049	50,084
	50,049	50,084
Total Assets	$390,596	$375,436
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expenses	$ 30,355	$ 21,200
Stockholders' Equity: (Note 5)		
Common Stock 200 shares authorized & Issued; par value $444.50	88,900	88,900
Retained Earnings	280,241	274,236
Treasury Stock, 20 shares at cost (Note 6)	(8,900)	(8,900)
Total Shareholders' Equity	360,241	354,236
Total Liabilities & Equity	$390,596	$ 375,436

See Accountant's Opinion
The accompanying notes are an integral part of these financial statements

CORNELL S. VANGOR, CPA, PC
Certified Public Accountant

INVESTORS DISCOUNT CORP.

Comparative Statements of Income & Retained Earnings

	Year Ended Dec. 26,2002	Year Ended Dec. 26, 2001
Revenue:		
US Clearing Commissions	$ 268,067	$ 330,363
Other Income	4,479	12,194
Total Revenues	272,546	342,557
Operating Expenses:		
Officers Salaries	122,985	132,492
Brokers Salaries	40,745	38,966
Regular Salaries	34,694	47,608
Medical Insurance	1,426	4,571
Payroll Tax Expense	15,596	17,311
Utilities	-0-	601
Telephone	6,220	7,037
Rent (Note 2)	9,996	13,896
Cleaning	692	1,095
Depreciation (Note 1)	3,069	5,121
Advertising	3,488	6,613
General Insurance	9,040	8,355
Professional Services	18,972	6,155
Dues & Publications	7.934	6,387
Postage & Office Expense	10,651	13,757
Travel & Entertainment	1,371	6,406
Quotation Expense	46,551	47,083
Trading Errors	5,822	7,500
Pension Expense (Note 7)	19,189	14,556
Miscellaneous	-0-	190
New York Corp. Tax (Note 1)	100	100
Total Operating Expenses	358,541	385,800
Net Income (Loss) From Operations	(85,995)	(43,243)
Life Insurance Proceeds	100,000	-0-
Net Income (Loss)	14,005	(43,243)
Retained Earnings Beginning of Period	274,236	387,479
Less: Dividend Distribution	(8,000)	(70,000)
Retained Earnings End of Period	$ 280,241	$ 274,236

See Accountant's Opinion

The accompanying notes are an integral part of these financial statements

INVESTORS DISCOUNT CORP

Comparative Statements of Cash Flows

	Year Ended	
	Dec. 26, 2002	Dec. 26, 2001
OPERATING ACTIVITIES		
Net Income (Loss)	$ 14,005	$ (43,243)
Less Life Insurance Proceeds	(100,000)	
Adjustments to Reconcile		
Net Income to Net Cash Provided by Operating Activities:		
Depreciation	3,069	5,121
Changes in Assets & Liabilities:		
Decrease (Increase) in Accounts Receivable	13,100	8,198
Decrease (Increase) in Good Faith Deposit	35	479
Decrease (Increase) in Security Deposits	- 0 -	1,000
(Decrease) Increase in Accrued Expenses	9,155	7,954
Net Cash Provided by (Used In) Operating Activities	(60,636)	(20,491)
INVESTING ACTIVITIES:		
Proceeds From Life Insurance	100,000	
Net Cash Provided By (Used In) Investing Activities	100,000	----0----
FINANCING ACTIVITIES:		
Dividend Distribution	(8,000)	(70,000)
Net Cash (Used In) Financing Activities	(8,000)	(70,000)
Net Increase (Decrease) in Cash	31,364	(90,491)
Cash - Beginning of Year	287,238	377,729
Cash - End of Year	$ 318,602	$ 287,238
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$ 100	$ 100

See Accountant's Opinion

The accompanying notes are an integral part of these financial statements

INVESTORS DISCOUNT CORPORATION

Notes to Financial Statements

December 26 , 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year - End - The Company has adopted the policy of ending its fiscal year on the same date as its clearing organization. Accordingly, the fiscal year 2002 ended on December 26, 2002. Fiscal year 2002 was 52 weeks.

Securities Transactions - Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Furniture & Fixtures - Furniture & fixtures are stated at cost, less accumulated depreciation. For financial statement purposes, acquisitions after 1996 are depreciated over 5 years on a straight line basis. Assets acquired prior to 1996 are fully depreciated.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers cash on hand, deposits in bank and certificates of deposit having a maturity of less than 90 days as cash and cash equivalents.

Income Taxes - The Corporation elected Subchapter "S" status for Federal and New York State income tax purposes. Income from the Corporation is taxed to the stockholders on their individual returns, therefore, no provision for federal income taxes appears in the financial statements.

2. LEASE AGREEMENT

On July 1, 1992, the Company entered into an operating lease agreement for real property for the Poughkeepsie office with monthly payments of $833. The term of the lease was three years, and expired on June 30,1995. The lease has not been renewed. The company currently leases this space on a month to month basis at $833 per month.

3. RULE 15c3-3.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company acts as an introducing broker or dealer, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and promptly transmits customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves the required books and records.

INVESTORS DISCOUNT CORP.

Notes to Financial Statements (Continued)

December 26, 2002

4. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling for a diverse group of individual investors. The transactions are executed with and on the behalf of such individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce their positions, when necessary.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital as calculated and defined in the Rule. According to the Focus Report of December 26, 2001, the Company met its minimum net capital requirements.

6. TREASURY STOCK

In 1992, the Corporation agreed to acquire the capital stock of a minority stockholder for the amount of his original capital contribution. Payment of this purchase was completed in July 1993.

7. PENSION

The Company maintains a simplified employee pension (SEP) for its employees. Contributions are at the company's discretion. For the year ended December 26, 2002, the company contributed $19,189 to the plan. This contribution was made in 2002. For the year ended December 26, 2001, the company contributed $14,556 to the plan in 2001.

INVESTORS DISCOUNT CORP.
Notes to Financial Statements (Continued)
December 26, 2002

8. CONCENTRATION OF CREDIT RISK

From time to time, the corporation has cash and cash equivalent accounts in a financial Instititution which exceed the Federal depository insurance coverage limit. Cash and cash equivalents exceeding federally insured limits totaled $134,001 and $155,709 at December 26, 2002, and December 26, 2001, respectively.

9. DEATH of A MAJOR STOCKHOLDER/OFFICER

During the year, a 50% stockholder, who was also President of the Company, passed away. The Presidency was assumed by the other 50% stockholder.

10. SUBSEQUENT EVENT – SALE OF BUSINESS

In January 2003, the company assets, goodwill and operations were sold to Ryan Beck & Co., a securities broker.

INVESTORS DISCOUNT CORP.

Supplemental Schedule
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

	Dec. 26, 2002	Dec. 26, 2001
Total Capital	$ 360,241	$ 354,236
Deductions for non allowable assets	5,926	8,995
Net Capital	354,315	345,241
452,363		
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness of $30,355 and $21,200 for 2002 and 2001 respectively), or $50,000 and $50,000 respectively	50,000	50,000
Excess Net Capital	$ 304,315	$ 295,241
Percentage of aggregate indebtedness to net capital	8.6%	6.1%

Note: There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Focus Report of December 26, 2002.